FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                            For the month of July, 2003

                           Commission File Number:0-49888


                          Randgold Resources Limited
                (Translation of registrant's name into English)

            La Motte Chambers, La Motte Street, St. Helier, Jersey,
                            JE1 1BT, Channel Islands
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





BRETT KEBBLE RESIGNS FROM RANDGOLD RESOURCES BOARD
AFTER BEING APPOINTED TO THE BOARD OF RANDGOLD & EXPLORATION



Johannesburg, 31 July 2003 - Following his appointment to the Randgold & Exploration (JSE: RNG) (NASDAQ: RANGY) board, Brett Kebble has resigned as a director of Randgold Resources (LSE: RRS) (NASDAQ: GOLD), the London and Nasdaq-listed company in which Randgold & Exploration has a 43% interest.



It was announced earlier this week that Randgold & Exploration was set to become the vehicle for the JCI group's mining interests after its black economic empowerment deal with Phikoloso Mining.



"We understand Brett's decision and commend him for his contribution to the revitalisation of the once moribund Randgold Group and to the transformation of the South African mining industry in the 90s. His entrepreneurial drive helped enable the birth of Randgold Resources and the Group's support was critical when we embarked on our biggest challenge to date, the development of the Morila mine," said Randgold Resources chief executive Dr Mark Bristow.



For further information call:

(CEO) Mark Bristow on +44 (0) 779 775 2288



******

Issued on behalf of Randgold Resources Limited by du Plessis Associates. dPA contact Kathy du Plessis - Tel: +27 11 728 4701, or e-mail randgoldresources@dpapr.com.

website: www.randgoldresources.com



*********

DISCLAIMER: Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.




END

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    Randgold Resources Limited



                                                       By:___/s/David Haddon___
                                                       David Haddon
                                                       Group Company Secretary

Date: 31 July, 2003